     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 1994

                                                  REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                               ------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                          LONG ISLAND LIGHTING COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ------------------

                   NEW YORK                                      11-1019782
         (State or other jurisdiction)                        (I.R.S. Employer
       of incorporation or organization)                    Indentification No.)

                               ------------------

             175 East Old Country Road, Hicksville, New York 11801
                                  516-755-6650
         (Address and telephone number of principal executive offices)
                               ------------------

     ANTHONY NOZZOLILLO, Senior Vice President and Chief Financial Officer
                                       or
                HERBERT M. LEIMAN, Assistant Corporate Secretary
                          LONG ISLAND LIGHTING COMPANY
                           175 East Old Country Road
                           Hicksville, New York 11801
                                  516-755-6650
           (Name, address and telephone number of agents for service)
                               ------------------
                                   Copies to:
                            GEORGE J. FORSYTH, ESQ.
                        MILBANK, TWEED, HADLEY & McCLOY
                            1 Chase Manhattan Plaza
                            New York, New York 10005
                               ------------------
 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO
            TIME AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                               ------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED           PROPOSED
                                               AMOUNT             MAXIMUM            MAXIMUM
    TITLE OF EACH CLASS OF SECURITIES           TO BE         OFFERING PRICE        AGGREGATE          AMOUNT OF
            TO BE REGISTERED                 REGISTERED          PER UNIT*       OFFERING PRICE*   REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------
Debentures, General and Refunding Bonds,
  Preferred Stock and Common Stock.......    $500,000,000          100%           $500,000,000         $172,414
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee.

     The prospectus, included in this Registration Statement is a combined prospectus as permitted by Rule 429 under the Securities Act of 1933 and includes $299,550,000 of securities previously registered and unissued under Registration Statement No. 33-60744. In addition, if the Securities are issued as General and Refunding Bonds, the prospectus will also cover $4,000,000 of General and Refunding Bonds previously registered and unissued under Registration Statement No. 33-45834.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED APRIL 4, 1994

PROSPECTUS

                                  $803,550,000

                          LONG ISLAND LIGHTING COMPANY
                                   SECURITIES
                         ------------------------------

     Long Island Lighting Company (the "Company") may offer from time to time, in one or more series, Debentures or General and Refunding Bonds (the "Debt Securities") or Preferred Stock or Common Stock (the "Equity Securities") (collectively, the "Securities"), on terms to be determined at the time of offering. The aggregate offering price of the Securities will not exceed $803,550,000. The form in which the Securities are to be issued, their specific designation, aggregate principal amount or aggregate initial offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption and sinking fund terms, if any, and other specific terms in respect of which this Prospectus is being delivered will be set forth in a Prospectus Supplement, together with the terms of offering of such Securities.

                         ------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ------------------------------

     The Securities will be sold through underwriters, including the underwriter listed below (the "Underwriters"). The Prospectus Supplement applicable to each sale of Securities hereunder will set forth the names of each such Underwriter, the proposed amounts to be purchased by the Underwriters and the compensation of such Underwriters. Pricing information and net proceeds to the Company from the sale of such Securities will also be set forth in such Prospectus Supplement. See "Plan of Distribution" herein.

                         ------------------------------

                                LEHMAN BROTHERS
            , 1994

         NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ----------------

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). Information as of particular dates concerning Directors and Officers of the Company, their remuneration and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareowners of the Company and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, certain securities of the Company are listed on the New York Stock Exchange and the Pacific Stock Exchange where reports, proxy statements and other information concerning the Company may be inspected.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         There are hereby incorporated by reference in this Prospectus the following documents heretofore filed with the SEC pursuant to the Exchange Act:

         1. The Company's Annual Report on Form 10-K for the Year Ended December 31, 1993.

         2. The Company's Current Reports on Form 8-K dated January 21, 1994 and February 7, 1994.

         3. The description of the Common Stock, $5 Par Value, of the Company contained in a registration statement filed under
                 Section 12 of the Exchange Act.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof from the date of filing of such documents.

         THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS AND EXHIBITS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. Exhibits not specifically incorporated herein by reference will be furnished upon payment of 25 cents per page. Requests for such copies should be directed to Investor Relations, Long Island Lighting Company, 175 East Old Country Road, Hicksville, New York 11801, telephone number (516) 933-4914.

                                  THE COMPANY

         The Company supplies electric and gas service in Nassau and Suffolk Counties and to the Rockaway Peninsula in Queens County, all on Long Island, New York. The principal executive offices of the Company are located at 175 East Old Country Road, Hicksville, New York 11801 and the general telephone number is (516) 755-6650.

         The Company's service territory covers an area of approximately 1,230 square miles. The population of the service area, according to the Company's 1993 estimate, is approximately 2.7 million persons, reflecting a .14% increase since the 1990 census. This is a larger population than in each of 20 of the 50 states and includes approximately 98,000 persons who reside in Queens County within the City of New York. The area served is predominantly residential, but the Company receives approximately one-half of its electric revenues from commercial and industrial customers. Although electronics and aerospace are the largest manufacturing industries in the area, about 88% of total employment is non-manufacturing. Industrialization is gradually increasing in Suffolk County which, with three times the land area, has only one-third the population density of Nassau County.

         The percentages of total revenues and operating income before income taxes derived from electric and gas operations for each of the last three years ended December 31 are shown in the following table:

                                                   Percentage of                Percentage of Operating
                                                   Total Revenue                        Income*
                                                   -------------                        ------
                                                  Electric      Gas               Electric        Gas
                                                  --------      ---               --------        ---
                             1991                    86         14                   98            2
                             1992                    84         16                   92            8
                             1993                    82         18                   89           11


- -----------------
* Before income taxes.
- -----------------

                                USE OF PROCEEDS

         Unless otherwise set forth in the applicable Prospectus Supplement, the Company plans to use the net proceeds from the sale of the Securities to refund high-cost, long-term debt or Preferred Stock, to satisfy maturing debt obligations, and to provide funds for working capital and for general corporate purposes.

                               RATIOS OF EARNINGS

Ratio of Earnings to Fixed Charges

         The Company's ratios of earnings to fixed charges, including AFC and RMC (as defined below), for each of the last five years ended December 31 were as follows:

                             Year Ended December 31,

             1993      1992     1991      1990     1989
             ----      ----     ----      ----     ----
             1.87      1.90     1.93      1.98       *


         For purposes of computing the ratio of earnings to fixed charges for rate-regulated public utilities, earnings represent principally net income before the deduction of fixed charges and federal income taxes. Fixed charges during the period include an interest factor and an amortization factor. The interest factor includes the interest charges on long-term and short-term debt and the portion of rentals deemed representative of the interest factor. The amortization factor includes the amortization of debt expenses and discounts or premiums related to any indebtedness.

         Generally, the decrease in the ratio of earnings to fixed charges since 1990 reflects many factors, including among others, decreases in the Company's net income which have resulted from a lower allowed rate of return on common equity and increases in total interest charges.

- ---------------
* For the year ended December 31, 1989, earnings were inadequate to cover fixed charges. To attain a one-to-one coverage, earnings were deficient by approximately $1.1 billion as a result of the Company having recorded in June 1989 the effects of two agreements: (1) an agreement among the Company and the State of New York entered into in 1989 (the "1989 Settlement") settling certain issues relating to the Company and providing, among other matters, for the transfer of the Shoreham Nuclear Power Station ("Shoreham") to the Long Island Power Authority, an entity of the State, and (2) an agreement among the Company, certain of its former officers and the class of ratepayers acting through counsel for the class entered into in 1989 (the "Class Settlement") settling a lawsuit brought against the Company under the federal Racketeer Influenced and Corrupt Organizations Act (the "RICO Act"). Had the Company computed the ratio of earnings to fixed charges without giving effect to the discontinuance of accruing Allowance for Funds used during Construction ("AFC") on Shoreham and the losses resulting from the 1989 Settlement and the Class Settlement, the resulting ratio would have been 1.85.
- ---------------

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

         The Company's ratio of earnings to combined fixed charges and Preferred Stock dividends, including AFC and RMC (as defined below), for each of the last five years ended December 31 were as follows:

                     Year Ended December 31,
                 --------------------------------

           1993      1992     1991      1990     1989
           ----      ----     ----      ----     ----
           1.61      1.59     1.60      1.64       *


         For purposes of computing the ratio of earnings to combined fixed charges and Preferred Stock dividends for rate-regulated public utilities, earnings represent principally net income before the deduction of fixed charges and federal income taxes. Fixed charges during the period represent the portion of rentals deemed representative of the interest factor, the interest charges during the period on long-term and short-term debt and the amortization of debt expenses and discounts or premiums related to any indebtedness. Preferred Stock dividend requirements are computed by increasing Preferred Stock dividends by an amount representing the pre-tax earnings which would be required to cover such Preferred Stock dividend requirements.

- ---------------
* For the year ended December 31, 1989, earnings were inadequate to cover combined fixed charges and Preferred Stock dividends. To attain a one-to-one coverage, earnings were deficient by approximately $1.3 billion as a result of the Company having recorded in June 1989 the 1989 Settlement and the Class Settlement. Had the Company computed the ratio of earnings to combined fixed charges and Preferred Stock dividends without giving effect to the discontinuance of accruing AFC on Shoreham and the losses resulting from the 1989 Settlement and the Class Settlement, the resulting ratio would have been 1.42.
- ---------------

Additional Information Concerning the Ratios of Earnings

         The Company's ratios of earnings reflect certain accounting and regulatory aspects of the utility industry and the Company's experience with Shoreham.

         Because of long-lead times in the construction of major capital projects, utility ratemaking and accounting practices provide for the recognition of AFC, a non-cash credit to income that represents the net cost of borrowed funds for construction purposes and a reasonable rate of return upon a utility's other funds when so used. The amount of AFC fluctuates from period to period with changes in the cost of money, the level of construction activity, the amount of construction work in progress included in rate base and modifications in regulatory policy and the effect of regulatory disallowances. AFC is traditionally recovered from customers over the service life of the project through revenues when the project is completed and included in rate base.

         Generally accepted accounting principles ("GAAP") recognize that a regulatory agency may take actions that create future economic benefits--the essence of an asset--known as a regulatory asset. In considering the rate relief to be granted to the Company upon the effectiveness of the 1989 Settlement, the Public Service Commission of the State of New York (the "PSC") created such a regulatory asset, the Financial Resource Asset (the "FRA"), to provide the Company with sufficient cash flows to assure its financial recovery. The FRA is embodied in the Rate Moderation Agreement (the "RMA") which is one of the constituent documents of the 1989 Settlement.

         The FRA consists of two components, the Base Financial Component (the "BFC") and the Rate Moderation Component (the "RMC"). The RMA provides that the Company amortize the BFC over a forty-year period beginning July 1, 1989 and permits a full return on the unamortized balance. The BFC, as initially established, represents the present value of the future net-after-tax cash flows which were provided to the Company for its financial recovery and are included in the Company's electric rates through an amortization over forty years on a straight-line basis. The RMC reflects the difference between the Company's revenue requirements under conventional ratemaking and revenues resulting from the implementation of the rate moderation plan provided in the RMA. This rate moderation plan is designed to hold electric rate increases to the levels provided for in the RMA, subject to adjustments provided therein. The Company's revenue requirements are those revenues needed to recover (i) the rate of return allowed by the PSC and (ii) all other elements of its allowed costs.

                         DESCRIPTION OF THE SECURITIES

         The Company will issue the Securities from time to time in one or more series either as General and Refunding Bonds (the "New Bonds"), as Debentures (the "New Debentures"), as Preferred Stock (the "New Preferred Stock") or as Common Stock, par value $5 per share (the "New Common Stock"). The following descriptions of the terms of such Securities set forth certain general terms and provisions. The particular terms of the Securities offered by any Prospectus Supplement (the "Offered Securities") will be described therein.

         The statements herein do not purport to be complete and are qualified in their entirety by express reference to the G&R Mortgage, the First Mortgage, the Debenture Indentures, and the Restated and Amended Certificate of Incorporation (the "Certificate of Incorporation") (each as defined below) and to the definitions therein of the terms used herein.

         Reference is made to the Prospectus Supplement relating to a particular series of Securities offered thereby for, among other things, the following terms or additional provisions of the Offered Securities: (1) the form of the Offered Securities; (2) the title of the Offered Securities; (3) any limit on the aggregate principal amount or number of shares of the Offered Securities; (4) the price (expressed as a percentage of the aggregate principal amount or price per share thereof) at which the Offered Securities will be offered; (5) if applicable, the date or dates on which the Offered Securities will mature; (6) if applicable, the rate or rates per annum at which the Offered Securities will bear interest; (7) if applicable, the date from which such interest on the Offered Securities will accrue, the dates on which such interest will be payable and the record dates of any interest payment dates;
(8) if applicable, the date after which and the price or prices at which the Offered Securities may, pursuant to any redemption or sinking fund provisions, be redeemed by the Company and the other detailed terms of such redemptions;
(9) if applicable, the dividend rate (or method of calculation thereof); (10) if applicable, the dividend payment dates and the date on which dividends will commence being paid and (11) any additional terms of the Offered Securities.

         Unless otherwise provided in a Prospectus Supplement relating thereto, application will be made to list the Securities on the New York Stock Exchange. Listing will be subject to meeting the requirements of the New York Stock Exchange, including those relating to distribution.

General and Refunding Bonds

         New Bonds and the G&R Mortgage

         General: The New Bonds are to be issued under the General and Refunding Indenture, dated as of June 1, 1975, between the Company and United States Trust Company of New York, as Trustee (the "Trustee" or "G&R Trustee"), as heretofore supplemented and amended and as hereinafter to be further supplemented in connection with the sale of each series of New Bonds (the "G&R Mortgage"). Chemical Bank is Authenticating Agent and Paying Agent for the New Bonds. All bonds (including the New Bonds) which may from time to time be issued and outstanding under the G&R Mortgage are herein referred to as "G&R Bonds."

         Form and Exchange: Unless otherwise provided in a Prospectus Supplement relating thereto, the New Bonds will be registered G&R Bonds, without coupons, issuable in denominations of $1,000 and any integral multiple thereof. The New Bonds may be exchanged for other New Bonds of the same series of different authorized denominations and may be transferred at Chemical Bank without charge to the holders thereof other than for applicable taxes or other governmental charges.

         Interest and Payment: Unless otherwise provided in a Prospectus Supplement relating thereto, checks for the payment of interest will be mailed to the registered holders. Principal is payable at the principal corporate trust office of Chemical Bank located at 450 West 33rd Street, New York, New York 10001.

         Redemption Provisions: The New Bonds may not be redeemed prior to the date set forth in the applicable Prospectus Supplement relating to a series of New Bonds, except as set forth below under the heading "Extraordinary Redemption." On or after such date, the New Bonds of such series may be redeemed, as a whole or in part, at any time or times, upon at least 30 days' notice, upon payment of the relevant percentage of the principal amount so redeemed set forth in the applicable Prospectus Supplement (1) under the heading "Special Redemption Price" in case of redemption from cash deposited pursuant to the provisions of the G&R Mortgage relating to either the Sinking and Improvement Fund or the Maintenance Fund as required in the G&R Mortgage and (2) under the heading "Regular Redemption Price" in case of any other redemption at the option of the Company, together, in each case, with interest accrued thereon to the redemption date. For information regarding the circumstances under which cash may be deposited pursuant to the provisions relating to the Sinking and Improvement Fund and the Maintenance Fund, see the discussion below under the headings "Sinking and Improvement Fund" and "Maintenance Fund," respectively.

         At the Company's election, any notice of redemption may provide that it is subject to the deposit of the required redemption funds with the Trustee before the date fixed for such redemption and will be of no effect if such deposit is not made.

         Extraordinary Redemption: The New Bonds may be redeemed at 100% of their principal amount, together with interest accrued thereon to the redemption date, upon at least 30 days' notice, as a whole, (i) at the Company's election within 120 days of the acquisition date if all of the Company's Common Stock is acquired by a governmental body or instrumentality, or (ii) at any time that all or substantially all of the Company's property is released from the lien of the G&R Mortgage.

         Issuance of Additional G&R Bonds: The G&R Mortgage provides that, so long as the Company is not in default in the performance of any covenant to be performed by it under the G&R Mortgage and obtains all requisite authorizations of governmental bodies, it may issue additional G&R Bonds thereunder to the extent of any one or more of the following: (1) 60% of the Bondable Value of Property Additions ("BVPA"); (2) the amount of Refundable Prior Lien Bonds theretofore or then retired or deposited with the Trustee or the trustee under a Prior Lien (including bonds, other than Pledged Bonds, issued under the Company's Indenture of Mortgage and Deed of Trust dated as of September 1, 1951, as supplemented and as to be further supplemented (the "First Mortgage")), as provided in the G&R Mortgage; (3) the amount of certain G&R Bonds theretofore or then retired or (4) the amount of cash deposited with the Trustee against the issuance of G&R Bonds. Currently, for the reasons set forth below, the Company is unable to issue G&R Bonds pursuant to (1) above. However, based upon Refundable Prior Lien Bonds and retired G&R Bonds available as a basis for issuance of New Bonds, as of December 31, 1993, the Company was able to issue approximately $707 million of additional G&R Bonds.

         Generally, when issuing G&R Bonds, the Company must satisfy a mortgage interest coverage requirement (the "G&R Mortgage Interest Coverage"). The G&R Mortgage Interest Coverage requires that the Net Earnings available for interest for any twelve consecutive calendar months within the fifteen consecutive calendar months preceding the issuance of the G&R Bonds be equal to at least two times the stated annual interest payable on the G&R Bonds to be outstanding and on Prior Lien Bonds (other than Pledged Bonds) to be outstanding. Based upon earnings for the year ended December 31, 1993 and after giving effect to the issuance of $707 million of New Bonds with an assumed interest rate of 9% per annum, but without giving effect to the redemption of any series of G&R Bonds or First Mortgage Bonds with the proceeds of the New Bonds, the G&R Mortgage Interest Coverage would be 4.90.

         The Company is unable at this time to issue additional G&R Bonds pursuant to (1) above. When Property Additions are to be used as a basis for the issuance of G&R Bonds, the G&R Mortgage requires recognition of any depreciation, retirement or adjustment, such as the write-downs made pursuant to the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 90, Regulated Enterprises-Accounting for Abandonments and Disallowances of Plant Costs and the retirement of Shoreham following the effectiveness of the 1989 Settlement. Although the Company has had Property Additions since the effectiveness of the 1989 Settlement and expects to continue to do so in the future, the write-downs associated with SFAS No. 90, retirements and other adjustments in 1988 and the retirement of Shoreham in 1989 resulted in a "deficit" in the BVPA which, at December 31, 1993, was $202 million. The existence of this deficit precludes the issuance of any G&R Bonds on the basis of Property Additions at this time. However, the deficit is expected to be eliminated by the end of 1994 allowing the Company to issue G&R Bonds again on the basis of Property Additions beginning in 1995. There are no other restrictions on the Company's ability to issue G&R Bonds on the basis of Property Additions.

         Security and Priority: The New Bonds are to be secured together with all other G&R Bonds, whenever issued, by a lien on substantially all of the Company's property. Excluded from the lien of the G&R Mortgage are cash, securities, contracts, accounts receivable, property owned by the Company located outside the State of New York, products held for sale in the ordinary course of business and all fuel (including nuclear fuel), materials and supplies and other personal property which are consumable (otherwise than by ordinary wear and tear) in their use in the operation of the plants of the Company (unless and until such excepted property is expressly subjected by the Company to the lien of the G&R Mortgage). The lien of the G&R Mortgage is subject to Excepted Encumbrances (including the lien of the First Mortgage) and certain minor restrictions. The G&R Mortgage contains provisions subjecting after-acquired property to the lien thereof (subject to pre-existing liens) except in the case of a consolidation or merger in connection with which arrangements are made whereby no additional G&R Bonds are to be issued other than for refunding purposes.

         The lien of the G&R Mortgage, which is currently subordinate to the lien of the First Mortgage, will become the Company's most senior mortgage lien upon the Company's properties in 1997, the year in which the last of the currently outstanding bonds under the First Mortgage ("First Mortgage Bonds") matures. As of December 31, 1993, there were $1.7 billion of G&R Bonds outstanding under the G&R Mortgage. The aggregate principal amount of First Mortgage Bonds outstanding at December 31, 1993, exclusive of Pledged Bonds, was $125 million maturing at various dates through 1997. At December 31, 1993, the G&R Trustee held $1.0 billion of Pledged Bonds. Pledged Bonds are First Mortgage Bonds which have been deposited with the Trustee under the G&R Mortgage as additional security for the payment of the obligations represented by the G&R Bonds. In connection with the issuance of the New Bonds, the Company expects to issue, concurrently with the New Bonds, additional Pledged Bonds. No other material Prior Liens exist at present. As the bonds currently outstanding under the First Mortgage mature or are redeemed, such bonds will represent a decreasing share of the security afforded by the lien of the First Mortgage and to the extent that such bonds mature or are redeemed or additional Pledged Bonds are issued, the Pledged Bonds will represent an increasing share of the lien of the First Mortgage. When all outstanding bonds issued under the First Mortgage (other than the Pledged Bonds) have been purchased, redeemed or have matured, the Pledged Bonds will be surrendered and the First Mortgage discharged.

         Highly Leveraged Transaction Protection: The provisions in the G&R Mortgage affording debt holders some protection in the event of a highly leveraged transaction are those described under this heading and under the headings "New Bonds and the G&R Mortgage -- Redemption Provisions," "Issuance of Additional G&R Bonds" and "Security and Priority." In addition, in New York State, the issuance of most debt securities, the acquisition by another corporation of significant percentages of the corporate stock of a utility company and generally the repurchase of a utility company's securities by that company require the approval of the PSC.

         The G&R Mortgage provides that no merger or acquisition and no transfer of all or substantially all of the Company's properties shall impair the lien and security of the G&R Mortgage. The G&R Mortgage requires any successor to the Company to expressly assume the obligations to the holders of G&R Bonds. The provisions protecting the holders of G&R Bonds may be waived only by those holders that are adversely affected. The percentage of any vote required to carry any direction, waiver or consent depends upon the issue being voted on. No proposal can be adopted with the vote of less than a majority of the aggregate principal amount of outstanding G&R Bonds.

         Pledged Bonds: The Company has agreed (except as indicated below) that so long as any of the bonds now outstanding under the First Mortgage remain outstanding, whenever it issues G&R Bonds (or withdraws, on the basis of Property Additions, cash deposited with the Trustee which was the basis for the authentication and delivery of G&R Bonds), it will also (to the extent permitted by the terms of the First Mortgage, other than on the basis of the deposit of cash, and applicable law and regulations) issue to and deposit or pledge with the Trustee additional bonds under the First Mortgage to be held as additional security for the G&R Bonds. Other than these Pledged Bonds, the Company will not issue any additional bonds under the First Mortgage. Such Pledged Bonds will be issued in a principal amount as near as may be equal to, to the nearest $1,000,000 but not in excess of, the principal amount of G&R Bonds then outstanding and then to be issued, less the principal amount of Pledged Bonds then held by the Trustee. Except during the continuance of a Completed Default hereafter described, no payment by way of principal, interest or otherwise shall be made on any of the Pledged Bonds, and at their respective maturities they are to be canceled. The G&R Mortgage provides that the Pledged Bonds may not be sold by the Trustee. The Trustee may exercise, in its absolute discretion without the consent of the Company, any and all rights of a bondholder with respect to the Pledged Bonds then held by the Trustee and participate in any bondholder proceedings relating to the First Mortgage.

         All of the holders of the G&R Bonds share, equally and ratably, in the benefits of the lien of the First Mortgage resulting from the issuance and deposit of all Pledged Bonds. The total principal amount of such Pledged Bonds will vary from time to time, depending principally upon the ability of the Company to meet the tests for issuance of additional bonds under the First Mortgage. Accordingly, the interest of the holders of G&R Bonds in the lien of the First Mortgage through the Pledged Bonds may increase or decrease with each new issue of G&R Bonds. The deposit of Pledged Bonds with the Trustee as described above does not increase the total amount of property in which holders of G&R Bonds have a direct or indirect security interest since the G&R Mortgage constitutes a junior lien on substantially the same property that is subject to the first lien of the First Mortgage.

         The principal benefit to holders of G&R Bonds provided by the Pledged Bonds is that the Pledged Bonds will provide such holders a means of participating indirectly in the lien of the First Mortgage. If, for example, in the event of a reorganization or insolvency, values allocated to the holders of bonds under both Mortgages were less than the principal amount of and interest on bonds then outstanding under the First Mortgage, including the Pledged Bonds, then the allocation to the holders of G&R Bonds would be increased by reason of their participation with all other First Mortgage Bonds through the Pledged Bonds, pari passu, in the lien of the First Mortgage. Pledged Bonds issued and held by the G&R Trustee currently represent 89% of all First Mortgage Bonds, including Pledged Bonds. The issuance of Pledged Bonds in connection with the issuance of G&R Bonds is largely dependent upon the availability of Property Additions and the use of available Property Additions and retired First Mortgage Bonds to satisfy the Depreciation Fund and Sinking Fund requirements under the First Mortgage.

         For information respecting the amount of Pledged Bonds which the Company is currently able to issue, see the discussion below under the heading "Pledged Bonds and the First Mortgage -- Issuance of Pledged Bonds."

         Sinking and Improvement Fund: The G&R Mortgage requires the Company to make annual Sinking Fund deposits on or before June 30 of each year. The amount to be deposited is to be equal to 1% of the principal amount of any G&R Bonds issued thereunder (except G&R Bonds issued against retired G&R Bonds, G&R Bonds retired with certain cash held by the Trustee and G&R Bonds issued to secure other indebtedness) and of outstanding bonds (other than Pledged Bonds) issued under the First Mortgage, in each case as of December 31 of the prior year. Deposits are to be made in cash, reduced by credits elected by the Company for (i) 60% of the BVPA, (ii) the principal amount of Refundable Prior Lien Bonds and certain G&R Bonds previously issued and retired and (iii) cash previously or concurrently deposited with the Trustee under the First Mortgage pursuant to its Sinking Fund provisions and not withdrawn. Cash deposited under the G&R Mortgage pursuant to this requirement may, during the next succeeding three years, be withdrawn upon the same basis that a credit may be taken as set forth in (i) and (ii) above, or may be applied to the payment, purchase or redemption of G&R Bonds, including G&R Bonds subject to a mandatory Retirement Fund. The 1993 Sinking Fund requirement, due on or before June 30, 1994, is expected to be approximately $24 million.

         Sinking Fund cash amounting to $100,000 or more which has been held by the Trustee for more than three years must be applied to the retirement of G&R Bonds. Whenever cash held by the Trustee in the Sinking Fund is used by the Trustee to purchase G&R Bonds and such G&R Bonds are purchased at less than the principal amount thereof, an amount equal to the discount is to be paid to the Company.

         Maintenance Fund: The Maintenance Fund covenant under the G&R Mortgage requires that the aggregate amount of Property Additions added subsequent to December 31, 1974 must be, as of the end of each calendar year subsequent to 1974, at least equal to the cumulative Provision for Depreciation (as defined in the G&R Mortgage) from December 31, 1974. The Company is required to satisfy Maintenance Fund obligations through the deposit of cash or, in lieu of such deposit, through certification of retired G&R Bonds or retired First Mortgage Bonds, if Property Additions cumulative from December 31, 1974 do not equal or exceed the cumulative Provision for Depreciation. Currently, such cumulative Property Additions exceed the cumulative Provision for Depreciation. As of December 31, 1993, the amount of such cumulative Property Additions calculated pursuant to the G&R Mortgage was approximately $9.4 billion, including approximately $5.5 billion of Property Additions attributable to Shoreham. Also, as of December 31, 1993, the amount of the cumulative Provision for Depreciation, similarly calculated, was approximately $1.4 billion. The Company anticipates that the aggregate amount of cumulative Property Additions will continue to exceed the cumulative Provision for Depreciation and therefore deposits of cash or certifications of retired G&R Bonds or retired First Mortgage Bonds will not be required to satisfy the requirements of the Maintenance Fund.

         Modification or Amendment of the G&R Mortgage: The rights of the bondholders may be modified with the consent of the holders of 66-2/3% of the principal amount of the G&R Bonds of all series affected. Notwithstanding the foregoing, no modification is effective against any bondholder without his consent if such modification would (a) alter the terms of payment of principal, premium, if any, or of interest, (b) permit creation of additional prior or parity liens other than Excepted Encumbrances, (c) reduce the percentage of the principal amount of G&R Bonds required for modification or (d) reduce materially the bondholders' security by depriving them in any respect of the lien of the G&R Mortgage.

         Default and Notice Thereof: Completed Defaults include (a) default in the payment of principal of and premium, if any, on any of the G&R Bonds, (b) default for 30 days in payment of interest on any of the G&R Bonds, (c) default in the payment of principal or interest continued beyond the period of grace on any Prior Lien Bonds (except Pledged Bonds), (d) default under the First Mortgage continued beyond the period of grace specified therein, (e) bankruptcy, insolvency or reorganization (under certain circumstances) of the Company, (f) default in the performance of the covenant with respect to merger or consolidation and (g) default, for 60 days after notice, in the performance of any other covenant, agreement or condition in the G&R Mortgage. The holders of 10% or more in principal amount of the outstanding G&R Bonds may give notice of certain defaults. Holders of not less than 25% in principal amount of outstanding G&R Bonds or the Trustee may declare the principal of and accrued interest on all outstanding G&R Bonds due upon the occurrence of a Completed Default. Under certain circumstances, including the curing of such Completed Default, the holders of a majority in principal amount of the outstanding G&R Bonds may annul any such declaration.

         Holders of not less than a majority in principal amount of G&R Bonds may direct the Trustee as to the time, method and place of enforcing the lien of the G&R Mortgage, but the Trustee may decline to follow such direction should its responsible officers determine that the directed action would involve the Trustee in personal liability or would be unjustly prejudicial to the rights of non-assenting holders of G&R Bonds.

         The Trustee may require reasonable indemnification before being required to enforce the lien of the G&R Mortgage.

         Evidence as to Compliance with the Mortgage Provisions: On or before June 30 of each year, certificates of Company Officers are required to be furnished to the Trustee with respect to the BVPA and the absence of defaults under the G&R Mortgage.

         Pledged Bonds and the First Mortgag

         General: The G&R Mortgage prohibits the issuance of additional bonds under the First Mortgage except as Pledged Bonds. Upon the maturity on April 1, 1997 of the last series of non-pledged First Mortgage Bonds, the Company will be able to remove the First Mortgage as a lien upon its properties and will no longer be required to issue First Mortgage Bonds as Pledged Bonds. Until that time, however, the Company anticipates that it will issue additional Pledged Bonds concurrently with the issuance of each series of the New Bonds. For a description of the circumstances under which additional Pledged Bonds of the same and other series of First Mortgage Bonds are required to be issued and a description of the new Pledged Bonds, see the discussion under the heading "New Bonds and the G&R Mortgage -- Pledged Bonds" above and "Interest and Payment" and "Issuance of Pledged Bonds" below, respectively.

         IBJ Schroder Bank & Trust Company is the trustee under the First Mortgage. Citibank, N.A. ("Citibank") is Paying Agent and Authenticating Agent of the First Mortgage Bonds (including the Pledged Bonds). Citibank, in addition, provides the Company with depository and other normal banking services (including participation in the Company's bank credit facilities).

         The statements herein concerning the First Mortgage, and the bonds issued thereunder, do not purport to be complete and are qualified in their entirety by express reference to the First Mortgage and to the definitions therein of the terms used herein. The particular terms of the Pledged Bonds issued concurrently with the issuance of the New Bonds will be described in the Prospectus Supplement relating to such Bonds.

         Interest and Payment: In connection with the issuance of each series of New Bonds, the Company will, as required by the G&R Mortgage and to the extent permitted by the First Mortgage, issue First Mortgage Bonds to be pledged with the G&R Trustee. See the discussion under the heading "New Bonds and the G&R Mortgage -- Pledged Bonds." The Pledged Bonds, to be issued pursuant to a supplemental indenture to the First Mortgage, will mature on the date set forth in an applicable Prospectus Supplement and will bear interest at the rate shown in their title until maturity.

         At a later date, the Company may issue and pledge additional First Mortgage Bonds up to a principal amount equal to the principal amount of G&R Bonds then outstanding. In the event of default, the Pledged Bonds will bear interest at the rate of 6% per annum thereafter. However, the G&R Mortgage provides that, except during the continuance of a Completed Default under the G&R Mortgage, no payment by way of interest, principal or otherwise shall be demanded or received on any Pledged Bonds.

         Issuance of Pledged Bonds: Pledged Bonds may be issued (1) on the basis of and in an amount up to 60% of Net Bondable Additions or (2) on the basis of and in the amount of retired First Mortgage Bonds (initially issued on the basis of Property Additions) only if Gross Income for twelve consecutive months within the preceding fifteen months equals at least two times annual interest charges on all bonds to be outstanding under the First Mortgage and all prior lien obligations (the "First Mortgage Interest Coverage"). In this calculation, the stated interest rate on Pledged Bonds is included even though no interest is payable thereon except during the continuance of a Completed Default under the G&R Mortgage. Gross Income is the sum of Utility Operating Income and Other Income. Utility Operating Income is equal to the Company's gross operating revenues less related expenses and deductions, taxes other than income taxes and Minimum Depreciation. Minimum Depreciation is the greater of
(a) the amount actually charged on the Company's books as a utility operating revenue deduction for the preceding calendar year for depreciation, depletion, obsolescence, retirements and amortization of the Company's Utility Plant ("Book Depreciation") or (b) an amount equal to (i) 15% of gross operating revenues (less the cost of electricity and gas purchased for resale) from Utility Plant for such year less (ii) the amount actually expended for maintenance of Utility Plant used during such year ("Revenue Depreciation"). Other Income is equal to the Company's gross non-operating revenues less related expenses and deductions, up to an amount not to exceed 5% of Utility Operating Income.

         Based upon earnings for the year ended December 31, 1993, and after giving effect to the Depreciation Fund and Sinking Fund requirements under the First Mortgage, the Company will be able to issue concurrently with the issuance of New Bonds approximately $234 million of Pledged Bonds with an assumed average interest rate of 9% per annum. However, the maximum amount of First Mortgage Bonds that the Company will be able to issue as Pledged Bonds concurrently with the New Bonds will depend upon the amount of Net Bondable Additions and the amount of retired First Mortgage Bonds then available.

         Depreciation Fund: The Depreciation Fund covenant of the First Mortgage requires that the Company pay to the Trustee under the First Mortgage, by June 30 of each year, cash (which may be withdrawn up to the amount of Gross Bondable Additions and First Mortgage Bonds made the basis for such withdrawal) equal to Minimum Depreciation which is described above. Since the oil crisis of the 1970s, Revenue Depreciation in each year has been greater than Book Depreciation for such year. Under the First Mortgage, the Company may satisfy this requirement with cash or through the delivery of First Mortgage Bonds or through the certification of retired First Mortgage Bonds or Gross Bondable Additions. Prior to the issuance in 1994 of any New Bonds, the Company intends to satisfy the 1993 Depreciation Fund requirement with unused

Property Additions and retired First Mortgage Bonds. The 1993 Depreciation Fund requirement, due on or before June 30, 1994, is approximately $216 million.

         Assuming the Company's expenditures for capital improvements are approximately $250 million annually, the Company expects that it will have sufficient Property Additions and sufficient retired First Mortgage Bonds, including Pledged Bonds, in 1995 and 1996, to satisfy the remaining annual Depreciation Fund requirements under the First Mortgage. If the Company is required to deposit any cash on any June 30 to satisfy in part or in full the Depreciation Fund or Sinking Fund requirements of the First Mortgage, the Company expects that it will be able to withdraw all or substantially all of such cash on the basis of Net Bondable Additions or retired First Mortgage Bonds.

         Sinking Fund: The First Mortgage requires the Company to pay the Trustee under the First Mortgage, by June 30 of each year, cash equal to 1% of all previously issued First Mortgage Bonds (excluding bonds issued on the basis of retired bonds). The 1993 Sinking Fund requirement due on or before June 30, 1994 is estimated to be $18 million. The annual Sinking Fund requirement will increase upon the issuance of additional First Mortgage Bonds as Pledged Bonds concurrently with the issuance of New Bonds. Thereafter, the annual Sinking Fund requirement is not expected to change unless, when additional G&R Bonds are issued, additional First Mortgage Bonds to be pledged are issued on the basis of Net Bondable Additions. The Company expects that it will be able to satisfy the remaining annual Sinking Fund requirements from its available Property Additions and with retired First Mortgage Bonds which become available through scheduled maturities.

         Security and Priority: Bonds (including Pledged Bonds) issued or to be issued under the First Mortgage are and will be secured by a direct first lien on substantially all of the Company's properties (except cash, contracts, accounts receivable and products held for sale or consumable in the ordinary course of business), subject to Permitted Encumbrances and certain minor restrictions. The First Mortgage contains provisions subjecting after-acquired property (subject to pre-existing liens) to the lien thereof. There are no securities or debt of senior rank (except those secured by Permitted Encumbrances) and none of equal rank except bonds of other series outstanding under the First Mortgage.

         Defaults and Notice Thereof: Events of Default include default in the payment of principal or satisfaction of any Sinking Fund obligation, default for 30 days in payment of interest, default in performance of certain specified covenants, default for 30 days after notice in performance of any other covenant and certain events in bankruptcy, insolvency or reorganization. The Trustee is required to give bondholders notice of defaults known to it within 90 days of the occurrence thereof, unless remedied before the giving of such notice. The Trustee may withhold notice to bondholders of default (except in payment of principal, interest or sinking or depreciation fund obligations) if its responsible Officers think it in the interest of the bondholders. The holders of 25% in amount of the Bonds or the Trustee may accelerate maturity upon an Event of Default, and the holders of 10% in amount of the Bonds may give notice of certain defaults. The holders of not less than 66-2/3% in principal amount of all Bonds of all series then outstanding (excluding Bonds disqualified from participating) may on behalf of the holders of all such Bonds waive any past default under the First Mortgage and its consequences, except a default in the payment of the principal of, or premium or interest on, any of the Bonds as and when the same shall become due by the terms of such Bonds or upon a call for redemption. The holders of a majority in amount of the Bonds may require the Trustee to proceed to enforce the Mortgage and, with certain exceptions, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee. The Company is required to file annually with the Trustee a certificate as to existence or nonexistence of defaults and as to compliance with certain terms of the Mortgage.

Debentures

         New Debentures and the Debenture Indenture

         General: The New Debentures are to be issued either under the Indenture, dated as of November 1, 1986, between the Company and The Connecticut Bank and Trust Company, National Association, (predecessor in interest to State Street Bank and Trust Company), as Trustee, as supplemented, or under the Indenture, dated as of November 1, 1992, between the Company and Chemical Bank, as Trustee, as supplemented. Both indentures are herein referred to individually or collectively, as the case may be, as the "Debenture Indenture." Likewise, State Street Bank and Trust Company and Chemical Bank are herein referred to individually or collectively, as the case may be, as the "Trustee." All debentures, including the New Debentures, which may from time to time be issued and outstanding under the Debenture Indenture are herein sometimes referred to as "Debentures."

         The Debenture Indenture does not limit the amount of Debentures which may be issued thereunder and provides that Debentures may be issued thereunder up to the aggregate principal amount which may be authorized from time to time. The New Debentures may be issued from time to time in one or more series. The New Debentures will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

         The New Debentures will be subordinate to the indebtedness outstanding under the Company's two mortgages, each of which is a lien on substantially all of the Company's properties, and to the indebtedness under the Company's Revolving Credit Agreement, dated as of June 27, 1989, as amended (the "1989 Credit Agreement"), which is secured by a first lien on the Company's accounts receivable and fuel oil inventory.

         The Company's senior mortgage is its First Mortgage. The lien of the G&R Mortgage is subordinate to the lien of the First Mortgage. For a description of the G&R Mortgage and the First Mortgage, see the discussion above under the headings "New Bonds and the G&R Mortgage -- Security and Priority" and "Pledged Bonds and the First Mortgage -- Security and Priority." G&R Bonds are currently the only debt senior to the New Debentures which the Company may issue. See "New Bonds and the G&R Mortgage -- Issuance of Additional G&R Bonds."

         In addition, the Company currently has outstanding $3.7 billion of unsecured debt (including $2.9 billion of Debentures, and $817 million of Electric Facilities Revenue Bonds, Pollution Control Revenue Bonds and Industrial Development Revenue Bonds) with which all of the Company's debentures, including the New Debentures, rank pari passu.

         Form and Exchange: Unless otherwise provided in a Prospectus Supplement relating thereto, the New Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The New Debentures may be presented for exchange or transfer at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the New Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Interest and Payment: Unless otherwise provided in a Prospectus Supplement relating thereto, checks for the payment of interest will be mailed to the registered holders. Principal and premium, if any, will be payable at the principal corporate trust office of the Trustee.

         Modification of the Debenture Indenture: The Debenture Indenture and the rights of the holders may be modified or amended by the Company with the consent of the holders of not less than 66-2/3% in principal amount of Outstanding Debentures of all series affected by the modification (voting as a class). Notwithstanding the foregoing, no modification or amendment altering the terms of payment of principal, premium, if any, or interest, changing the place or medium of payment of principal, premium, if any, or interest, impairing the rights of holders to institute suit for payment or reducing the percentage required for certain modifications or waivers will be effective against any holder without his consent. Under certain circumstances, the Debenture Indenture may be modified without the consent of the holders.

         Merger and Consolidation: The Debenture Indenture provides that the Company may, without the consent of the holders of Debentures, consolidate with or merge into any other corporation or convey, transfer or lease its assets substantially as an entirety to any person, permit any person to consolidate with or merge into the Company or acquire or lease the assets of any person substantially as an entirety, provided that (i) the successor corporation (if not the Company) shall be a domestic corporation and shall assume by a supplemental indenture the Company's obligations under the Debenture Indenture,
(ii) immediately after giving effect to the transaction, no Event of Default (as defined below), and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing and (iii) certain other conditions shall have been met. Upon compliance with these provisions by a successor corporation, except in the case of a lease, the Company will be relieved of its obligations under the Debenture Indenture.

         Highly Leveraged Transaction Protection: Unless otherwise indicated in a Prospectus Supplement, certain of the covenants described herein would not necessarily afford debt holders protection in the event of a highly leveraged transaction involving the Company. However, in New York State, the issuance of most debt securities, the acquisition by another corporation of significant percentages of the corporate stock of a utility company and generally the repurchase of a utility company's securities by that company require the approval of the PSC.

         Events of Default: The Debenture Indenture defines an Event of Default with respect to the Debentures of any series as being any one of the following events: (a) default for 30 days in any payment of interest on that series when due, (b) default in any payment of principal (or premium, if any) on that series when due, (c) default in any payment of any sinking fund installment on that series when due, (d) default for 60 days after the appropriate notice in the performance of any other covenant in the Debentures of that series or in the Debenture Indenture (other than a covenant included in the Debenture Indenture solely for the benefit of any series of Debentures other than that series), (e) default under any indebtedness for money borrowed by the Company resulting in such indebtedness becoming due prior to maturity, without such acceleration having been rescinded within 10 days after due notice of such default as provided in the Debenture Indenture, (f) certain events in bankruptcy, insolvency or reorganization of the Company or (g) any other Event of Default provided with respect to Debentures of such series. In case an Event of Default shall occur and be continuing with respect to the Debentures of any series, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding of that series may declare the principal of the Debentures of such series (or, if the Debentures of that series were issued as discounted Debentures, such portion of the principal as may be specified in the terms of that series) to be due and payable. Any Event of Default with respect to the Debentures of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the Debentures of that series then outstanding.

         The Debenture Indenture requires the Company to file annually with the Trustee a written statement signed by an Officer of the Company as to compliance with all conditions and covenants under the Debenture Indenture.
The Debenture Indenture provides that the Trustee may withhold notice to the holders of any default (except in payment of principal or premium, if any, or interest or in payment of any sinking fund installment) if it considers it in the interest of the holders to do so.

         Subject to the provisions of the Debenture Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Debenture Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Debenture Indenture at the request, order or direction of holders unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification and certain other rights of the Trustee, the Debenture Indenture provides that the holders of a majority in principal amount of the Debentures of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

         Defeasance Provisions: If, among other things, the Company deposits irrevocably with the Trustee, in trust specifically for the benefit of the holders of Debentures of a particular series, money and/or U.S. Governmental Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay (a) all of the principal of, premium, if any, and interest on the Debentures of such series on the dates such payments are due in accordance with the terms of such Debentures through their maturity or earlier redemption date and upon satisfaction of certain other conditions set forth in the Debenture Indenture, and (b) any mandatory sinking fund payments applicable to the Debentures of such series on the day on which such payments are due and payable in accordance with the terms of the Debenture Indenture and of the Debentures of such series; at the Company's option, either: (i) the Company will be discharged from any and all obligations in respect of such series of Debentures or (ii) the Company will cease to be under any obligation to comply with certain restrictive covenants contained in the Debenture Indenture. To exercise any such option, the Company is required to meet certain conditions, including delivering to the Trustee an opinion of counsel to the effect that the Company has received from or there has been published by the Internal Revenue Service a ruling to the effect that the deposit and related defeasance would not cause the holders of the Debentures to recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge.

         If the Company elects to defease a series of Debentures pursuant to its option (i) described above, it is possible that holders would be required for federal income tax purposes to treat the defeasance as a taxable exchange of that series of Debentures for interests in the trust, notwithstanding the opinion of counsel. In that event, (1) a holder would recognize gain or loss upon the defeasance in an amount equal to the difference between the holder's tax basis for the holder's defeased Debentures and the value of the holder's interest in the trust and (2) the trust should be treated as a trust for federal income tax purposes, in which case each holder would report its proportionate share of the income, gains, deductions and losses of the trust. Purchasers of the New Debentures should consult their own advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws of taxing jurisdictions other than the United States Government.

         Relationship with Trustee: Chemical Bank, or its affiliates, is a potential lender under the Company's Revolving Credit Agreement and participates on a regular basis in various general financing and banking transactions for the Company.

Equity Securities

         For the year 1992, the Company reported to its shareowners that 100% of Common Stock dividends and 100% of Preferred Stock dividends were to be treated as a return of capital rather than ordinary income. However, for the year 1993 the Company reported to its shareowners that 100% of Common Stock dividends and 100% of Preferred Stock dividends were to be treated as ordinary income rather than return of capital. Whether or not any portion of the dividends, if any, in future years will constitute a return of capital or taxable gain and, therefore, not be treated as ordinary dividend income is dependent upon the current and accumulated earnings and profits of the Company and the shareowner's tax basis for his shares. Whether the Company has current or accumulated earnings and profits will depend upon a number of factors including, but not limited to, the net operating loss carryforward, future rate relief, the resultant earnings of the Company, the size of the Company's construction program and changes in income tax laws. Furthermore, earnings and profits are attributable to Preferred Stock dividends before they are attributable to Common Stock dividends. The calculation to determine the amount of dividends considered a return of capital is subject to audit by the Internal Revenue Service.

Preferred Stock

         General: The Company is authorized to issue 7,000,000 shares of $100 Par Value Preferred Stock and 30,000,000 shares of $25 Par Value Preferred Stock, issuable in series, each with such serial designation, dividend rate, redemption prices, sinking fund provisions and conversion privileges as the Board of Directors may by resolution fix and determine prior to issuance of a particular series. At December 31, 1993, 1,515,375 shares of $100 Par Value Preferred Stock were issued and outstanding. At that date, 22,658,000 shares of $25 Par Value Preferred Stock were issued and outstanding. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Company, including shares of Preferred Stock redeemed with the proceeds of the New Preferred Stock and shares of Preferred Stock held as treasury shares that will be used to satisfy the requirements of sinking funds, may be restored to the status of authorized but unissued shares.

         The New Preferred Stock will be fully paid and nonassessable and will have no preemptive rights. Each series of the New Preferred Stock will rank on a parity with each other series of Preferred Stock as to receipt of dividends and liquidating distributions. The rights of the holders of each series of New Preferred Stock will be subordinate to those of the Company's general creditors.

         Issuance of Additional Preferred Stock: The Certificate of Incorporation provides that the Company may issue Preferred Stock if, for any twelve consecutive calendar months within the fifteen calendar months immediately preceding the calendar month within which such additional shares are to be issued, the net earnings of the Company available for the payment of interest charges on its interest-bearing debt, determined after provision for depreciation and all taxes and in accordance with sound accounting practice, shall have been at least 1.5 times the aggregate of the annual interest charges on the interest-bearing debt of the Company and annual dividend requirements on all shares of, or ranking on a parity with, Preferred Stock to be outstanding immediately after the proposed issue of such shares of, or ranking on a parity with, the Preferred Stock (the "Earnings Ratio"). When interest-bearing indebtedness or shares of Preferred Stock are to be retired with the proceeds of a new series of Preferred Stock, there shall be excluded from the computation of the Earnings Ratio the interest charges on such interest-bearing indebtedness and the annual dividend requirements on such shares of Preferred Stock. Currently, the Company cannot meet the Earning Ratio and therefore is unable to issue any Preferred Stock at this time except as indicated in the following two sentences. When the Earnings Ratio cannot be met, the Certificate of Incorporation permits Preferred Stock to be issued in connection with the purchase, redemption or other acquisition of outstanding Preferred Stock if the aggregate annual dividend requirement and the aggregate amount payable in a voluntary liquidation of the Preferred Stock to be issued do not exceed the respective amounts for the Preferred Stock which is to be purchased, redeemed or otherwise acquired. Preferred Stock may also be issued beyond amounts permitted under the Earnings Ratio with the approval of at least two-thirds of the votes entitled to be cast by the holders of the total number of shares of outstanding Preferred Stock.

         Dividend Rights: The Company's ability to pay dividends on its Preferred Stock is dependent upon, among other factors, action by the Company's Board of Directors, the Company's financial condition, its ability to comply with provisions of the Certificate of Incorporation and the availability of retained earnings, future earnings and cash. Dividends on each series of the New Preferred Stock will be payable quarterly at the annual rate set forth in their title, accruing from the date of original issue, on the dates set forth in the Prospectus Supplement relating to such series of New Preferred Stock. Dividends on the shares of all series of Preferred Stock are cumulative, payable in cash, when and if declared by the Board of Directors out of funds legally available therefor, in preference to dividends on the Common Stock or any other stock ranking junior to the Preferred Stock. If stated dividends are not paid in full, the shares of all series of Preferred Stock share ratably in the payment of dividends. The Company's First Mortgage restricts dividends and other distributions on, and certain purchases and redemptions of, capital stock to an amount no greater than Net Income (as defined therein) since June 30, 1950.

         Conversion Rights: The New Preferred Stock will not have any conversion rights. The only outstanding series of Preferred Stock which has conversion rights is the Series I Convertible Preferred Stock.

         Liquidation Rights: Unless otherwise set forth in the applicable Prospectus Supplement, upon voluntary dissolution, liquidation or winding up of the Company, the holders of the New Preferred Stock are entitled to receive an amount equal to the applicable optional redemption price of each share plus accrued dividends. Upon involuntary dissolution, liquidation or winding up of the Company, the holders of the New Preferred Stock are entitled to receive an amount equal to the par value of each share plus accrued dividends, in either case in preference to any stock ranking junior to it. If amounts payable on either voluntary or involuntary liquidation are not paid in full, the shares of all series of Preferred Stock share ratably in any distribution of assets.

         Optional Redemption: Unless otherwise set forth in the applicable Prospectus Supplement, the New Preferred Stock will be redeemable at the optional redemption price or prices and on the date or dates set forth in the applicable Prospectus Supplement, plus, in each case, accrued dividends to the date of redemption, on not less than 30 nor more than 60 days' notice. If less than all of the shares of any series of the New Preferred Stock are to be redeemed, the shares to be redeemed shall be selected pro rata among the holders thereof or by lot, as determined by the Company's Board of Directors.

         At the option of the Company, the Preferred Stock of all currently outstanding series may be redeemed or refunded at any time, in whole or in part (except that the Series L, R, AA, CC, GG, NN, QQ and UU Preferred Stock are subject to certain restrictions regarding redemption). The Certificate of Incorporation and existing law do not restrict the redemption or purchase of Preferred Stock by reason of any default in dividends, except for the provisions mentioned above requiring ratable dividend and liquidation payments on Preferred Stock, and except that no partial redemption of Series L, R, NN and UU Preferred Stock may be made unless full cumulative dividends on such series of Preferred Stock have been paid or declared and set apart for payment.

         Restrictions on Payments on Junior Stock and Sinking Fund Payments on Other Stock: The Company may not declare or pay any dividend on, or make any other payment or distribution in respect of, the Company's Common Stock or any other stock ranking junior to the Preferred Stock, unless full cumulative required sinking fund redemptions of the Preferred Stock have been made. No redemptions or purchases of shares of any other series of Preferred Stock or other shares ranking on a parity with the New Preferred Stock may be made pursuant to any sinking or analogous fund requirement if any required redemption of the New Preferred Stock is in arrears unless the redemptions or purchases of the New Preferred Stock and such other shares are made pro rata according to the amounts in arrears in redemptions or purchases required for the respective requirements.

         The only series of previously issued Preferred Stock entitled to a sinking fund are the Series L, R, NN and UU Preferred Stock.

         Voting Rights: Except as indicated below or provided by applicable law, holders of Preferred Stock have no voting rights.

         The consent of two-thirds of the votes entitled to be cast by holders of the outstanding Preferred Stock is required for (a) amending the Certificate of Incorporation in a manner adversely affecting the Preferred Stock otherwise than by increasing the authorized number of shares thereof, but, if less than all the series of Preferred Stock are affected, only the consent of two- thirds of the votes entitled to be cast by holders of shares of all affected series is required; (b) creating any class of stock, or securities convertible into shares of stock, senior to the Preferred Stock or (c) with certain exceptions, issuing any shares of, or ranking on a parity with, the Preferred Stock unless the Earnings Ratio is met.

         The consent of a majority of the votes entitled to be cast by holders of the outstanding Preferred Stock is required to (1) sell, lease, exchange, assign, transfer or convey all or substantially all the property or business of the Company or, unless the status and preferences of the Preferred Stock survive, to merge or consolidate into or with any other company or (2) increase the authorized number of shares thereof.

         If and when any four quarterly dividends on any Preferred Stock are in default, and until all dividends in default have been paid or declared and set aside for payment, the holders of the Preferred Stock are entitled, as a class, to elect the smallest number of Directors constituting a majority of the full Board of Directors. The terms of office of all persons who may be Directors of the Company will terminate upon the election of a majority of the Board of Directors by the holders of the Preferred Stock and the holders of the Company's Common Stock will have the right to elect the remaining Directors of the Company. If and when all dividends then in default on the shares of Preferred Stock then outstanding shall be paid or declared and set aside for payment, the right of the holders of the Preferred Stock to elect Directors will terminate, subject to the future vesting of such right if dividends on any shares of Preferred Stock are in default as set forth above. Upon the termination of any such special voting right, the terms of the Directors elected by the holders of the Preferred Stock will terminate and the resulting vacancies will be filled by the vote of a majority of the remaining Directors.

         Whenever holders of Preferred Stock vote as a class, the holders of the $100 Par Value Preferred Stock are entitled to one vote for each share held and the holders of the $25 Par Value Preferred Stock are entitled to one-quarter of one vote for each share held.

         Income Tax: Dividends on the New Preferred Stock will be eligible for the dividends-received deduction afforded to corporate holders by Section 243 of the Internal Revenue Code as presently in effect, to the extent that the dividends are paid from the "current or accumulated earnings and profits" of the Company for federal income tax purposes. For additional income tax information, see the previous discussion under the heading "Equity Securities".

         Transfer Agent and Registrar: The transfer agent and registrar for the New Preferred Stock will be The Bank of New York, Shareholder Services Dept., 11th Floor, 101 Barclay Street, New York, New York 10286-1258.

Common Stock

         General: The Company is presently authorized under the Certificate of Incorporation to issue 150,000,000 shares of Common Stock. Of those authorized shares, 112,332,490 shares of Common Stock were issued and outstanding at December 31, 1993.

         Dividends: The Company has paid dividends on its Common Stock in each quarter beginning October 1, 1989. Dividends per share declared on the Common Stock during the last five years were as follows:

                            1993       1992       1991       1990      1989
                            ----       ----       ----       ----      ----
                            $1.76      $1.72      $1.60      $1.25     $0.50

         Although the Company contemplates the continuation of quarterly dividend payments, the payment of future dividends is dependent upon, among other factors, action by the Company's Board of Directors, the Company's financial condition, future earnings and the availability of cash.

         Dividend Limitations: No dividends may be declared on Common Stock unless all past and current dividends on outstanding Preferred Stock and Preference Stock have been paid or declared and set apart for payment and all requisite sinking fund redemptions have been made on the Series L, R, NN and UU Preferred Stock. There are presently no shares of Preference Stock outstanding. Other Common Stock dividend limitations contained in the First Mortgage securing the First Mortgage Bonds are not material.

         For information regarding the treatment for federal income tax purposes of dividends either as ordinary income or return of capital, see the discussion above under the heading "Description of the Securities -- Equity Securities."

         Voting Rights: Ordinarily, the holders of the Company's Common Stock have sole voting power to elect Directors based on the cumulative voting method. The Company's Certificate of Incorporation provides, however, that when dividends payable on any series of Preferred Stock shall be in default in an amount equivalent to or exceeding four full quarterly dividends, the holders of shares of Preferred Stock, voting separately as a class and regardless of series, are entitled to elect at a Special Meeting called upon demand of a holder of Preferred Stock and at each Annual Meeting thereafter until Preferred Stock dividends are paid or declared and funds set aside for payment, the smallest number of Directors necessary to constitute a majority of the full Board of Directors. For a further discussion of voting rights of holders of Preferred Stock, see "Description of the Securities -- Preferred Stock Voting Rights."

         In addition, the assent of varying proportions of the votes which the holders of the Preference Stock are entitled, as a class, to elect two Directors to the Board of Directors, which right does not terminate until full dividends have been provided for all past periods and for the current period. In addition, the assent of varying proportions of the votes which the holders of shares of Preference Stock are entitled to cast is required for certain action: (i) two-thirds to amend the Certificate of Incorporation adversely to the Preference Stock; (ii) two-thirds to create a class of shares or securities convertible into shares senior to Preference Stock and (iii) a majority to increase the authorized number of shares of Preference Stock. None of the 7,500,000 authorized shares of Preference Stock are outstanding.

         Preemptive Rights: Holders of the Company's Common Stock do not have preemptive rights to purchase additional shares of Common Stock or securities convertible into such shares. From time to time, however, the Company may, at its option, offer shares of Common Stock in a rights offering so that shareowners may purchase additional shares of Common Stock in amounts proportionate to their holdings.

         Other Rights: In the event of liquidation, the holders of the Common Stock are entitled to all assets that remain after satisfaction of creditors and the liquidation preferences of outstanding Preferred Stock and, if any, outstanding Preference Stock. The outstanding shares of Common Stock are, and the additional shares of Common Stock which may be offered hereby upon issuance will be, fully paid and non-assessable.

         The number, designation, relative rights, preferences and limitations of the shares of the Preferred Stock (including the adjustment provisions of the Convertible Preferred Stock), of the Preference Stock, if any, and of the Common Stock of the Company are stated in full in the Company's Certificate of Incorporation.

         Transfer Agent and Registrar: Unless otherwise provided in a Prospectus Supplement relating thereto, the transfer agent and registrar for the Common Stock is The Bank of New York, Shareholder Services Dept., 11th Floor, 101 Barclay Street, New York, New York 10286-1258.

                                    EXPERTS

         The financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young, Independent Auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         None of the experts or counsel referred to herein as having prepared or certified any part of the Registration Statement was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had or has a substantial interest in the Company or its subsidiaries or was or is connected with the Company or its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, except Robert J. Grey, Esq., General Counsel. At February 28, 1994, Mr. Grey owned 55 shares of the Common Stock of the Company.

         Mr. Grey is an indemnitee of the Company, being a party to an Indemnification Agreement. Under the provisions of that agreement, Mr. Grey is indemnified for any losses associated with rendering the legality opinion referred to under the heading "Legality" to the extent permitted under Section 721 of the New York Business Corporation Law (the "BCL").

                                    LEGALITY

         Legal matters in connection with the issuance of the Securities offered hereby will be passed upon for the Company by Mr. Grey and for the Underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York.

                              PLAN OF DISTRIBUTION

         The Securities will be sold through underwriters, including Lehman Brothers Inc., pursuant to one or more Underwriting Agreements.

         Each Underwriting Agreement will provide that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Securities offered by any Prospectus Supplement if any of the Securities are purchased, provided that under certain circumstances involving defaults of one or more of the Underwriters which aggregate in excess of ten percent of the aggregate principal amount or the number of shares of such Securities, the Company may either terminate such Underwriting Agreement or require each non-defaulting Underwriter to purchase the amount of Debt Securities or the number of shares of Equity Securities set forth in such Prospectus Supplement plus an amount equal to one-ninth thereof, in which case less than all of the Securities may be sold.

         The Company has been advised that the several Underwriters propose initially to offer the Securities to the public at the public offering price set forth on the cover page of the applicable Prospectus Supplement, and to certain dealers at such price less a concession to be set forth in such Prospectus Supplement. Underwriters may allow, and such dealers may re-allow, a concession to be set forth in such Prospectus Supplement to certain other dealers. After the initial public offering of the Securities, the public offering price and concessions may be changed.

         Each Underwriting Agreement will provide that the Company indemnify the several Underwriters against certain civil liabilities including liabilities arising under the Securities Act of 1933, as amended.

         Lehman Brothers Inc. has served as managing underwriter for public offerings of securities of the Company on numerous occasions since 1981. In addition, during the past seven years such firm has performed financial advisory services for the Company, including acting as its financial advisor in the 1988 and 1989 Settlements, and has served as Remarketing Agent of certain long-term tax-exempt securities of the New York State Energy Research and Development Authority, the proceeds of which have been used for Company projects.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    Filing Fees -- Securities and Exchange Commission.......... $  172,414
   *Accounting Fees............................................    200,000
   *Fees of Trustee, and their counsel.........................    310,000
   *Fees of Rating Agencies....................................    338,000
   *Printing Expenses..........................................    213,000
   *Miscellaneous Expenses.....................................    200,000
                                                                ----------
     *SubTotal Expenses........................................  1,433,414
  **Mortgage Recording Tax and related fees....................  5,850,000
 ***New York Stock Exchange listing fees.......................     32,200
 ***Organizational taxes.......................................    115,000
                                                                ----------
     *Total Expenses........................................... $7,430,614
- ------------------                                              ==========

  *  Estimated.
 **  Required only if the Securities are issued as New Bonds.
***  Required only if Equity Securities are issued.
- ------------------

Item 15.         Indemnification of Directors and Officers.

         Sections 721-726 of Article 7 of the BCL provide for the indemnification and advancement of expenses to officers and directors. Section 721 provides that indemnification and advancement pursuant to the BCL are not exclusive of any other rights an officer or director may be entitled to, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Section 722 provides that a corporation may indemnify an officer or director, in the case of third party actions, against judgments, fines, amounts paid in settlement and reasonable expenses and, in the case of derivative actions, against amounts paid in settlement and reasonable expenses, provided that the director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe his conduct was unlawful. In addition, statutory indemnification may not be provided in derivative actions (i) which are settled or otherwise disposed of or (ii) in which the director or officer is adjudged liable to the corporation, unless and only to the extent a court determines that the person is fairly and reasonably entitled to indemnity.
Section 723 provides that statutory indemnification is mandatory where the director or officer has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding. Section 723 also provides that expenses of defending a civil or criminal action or proceeding may be advanced by the corporation upon receipt of an undertaking to repay them if and to the extent the recipient is ultimately found not to be entitled to indemnification. Section 725 provides for repayment of such expenses when the recipient is ultimately found not to be entitled to indemnification. Section 726 provides that a corporation may obtain indemnification insurance indemnifying itself and its directors and officers. The Company has in effect insurance policies providing both directors and officers liability coverage and corporate reimbursement coverage.

         Section 402(b) of the BCL provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating, with certain exceptions, the personal liability of directors to a corporation or its shareowners for damages for any breach of duty in such capacity. The shareowners approved an amendment to the Company's Certificate of Incorporation eliminating the personal liability of Directors to the extent permitted by New York law.

         The Company's By-laws provide generally that the Company shall, except to the extent expressly prohibited by the BCL, indemnify each of its officers and directors made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person is or was a director or officer of the Company against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorney's fees, incurred in connection with such action or proceeding, or any appeal therein. The Company's By-laws further provide for advancement and reimbursement of such expenses incurred by an officer or director in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by such person to repay such amount if, and to the extent that, such person is ultimately found not to be entitled to indemnification. The Company's By-laws also provide that the Company may enter into agreements with its officers and directors with respect to indemnification and advancement of expenses, and the Company has entered into such agreements with its directors and certain of its officers. The agreements provide for indemnification and advancement of expenses to the extent provided for in the Company's By-laws. The Company has established a grantor trust to fund the Company's obligations under the agreements.

Item 16.         List of Exhibits.  (See "Exhibit Index")

Item 17.         Undertakings.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each report filed by the Company pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered under this Registration Statement, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HICKSVILLE, IN THE TOWN OF OYSTER BAY AND THE STATE OF NEW YORK, ON THE 4TH DAY OF APRIL 1994.

                                                                LONG ISLAND LIGHTING COMPANY

                                                                By    ANTHONY NOZZOLILLO+
                                                                   ------------------------
                                                                      ANTHONY NOZZOLILLO
                                                                    (Senior Vice President,
                                                                     Chief Financial Officer)

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

          SIGNATURES                            TITLE                                   DATE
          ----------                            -----                                   ----
    WILLIAM J. CATACOSINOS               Principal Executive Officer                    )
- -------------------------------          and Director                                   )
   *WILLIAM J. CATACOSINOS                                                              )
(Chairman of the Board, Chief                                                           )
 Executive Officer, President)                                                          )
                                                                                        )
      ANTHONY NOZZOLILLO+                Principal Financial Officer                    )
- ------------------------------                                                          )
      ANTHONY NOZZOLILLO                                                                )
    (Senior Vice President,                                                             )
     Chief Financial Officer)                                                           )
                                                                                        )
  /s/THOMAS J. VALLELY, III              Principal Accounting Officer                   )
- -------------------------------                                                         )
     THOMAS J. VALLELY, III                                                             )
          (Controller)                                                                  )
                                                                                        )   April 4, 1994
                                                                                        )
A. JAMES BARNES, GEORGE BUGLIARELLO,                                                    )
RENSO L. CAPORALI, PETER O. CRISP,                                                      )
WINFIELD E. FROMM, VICKI L. FULLER,                                                     )
KATHERINE D. ORTEGA, BASIL A.                                                           )
PATERSON, RICHARD L. SCHMALENSEE,                      *Directors                       )
GEORGE J. SIDERIS, JOHN H. TALMAGE,                                                     )
PHYLLIS S. VINEYARD                                                                     )
                                                                                        )
                                                                                        )
    By      ANTHONY NOZZOLILLO+                                                         )
       ------------------------------                                                   )
       *ANTHONY NOZZOLILLO (Attorney-                                                   )
         in-fact for each of the                                                        )
           persons indicated)                                                           )

                                             /s/ANTHONY NOZZOLILLO
                                         ---------------------------------
                                         +ANTHONY NOZZOLILLO (On behalf of
                                         the issuer, individually, as an
                                         officer and as attorney-in-fact
                                         for each of the persons indicated)
                                             --------------------------

     ORIGINAL POWERS OF ATTORNEY, AUTHORIZING KATHLEEN A. MARION, ANTHONY NOZZOLILLO AND ROBERT J. GREY AND EACH OF THEM, TO SIGN THE REGISTRATION STATEMENT AND ANY AMENDMENTS THERETO, AS ATTORNEY-IN-FACT FOR THE DIRECTORS AND OFFICERS OF THE COMPANY, AND A CERTIFIED COPY OF THE RESOLUTION OF THE BOARD OF DIRECTORS OF THE COMPANY AUTHORIZING SAID PERSONS AND EACH OF THEM TO SIGN THE REGISTRATION STATEMENT AND AMENDMENTS THERETO AS ATTORNEY-IN-FACT FOR ANY OFFICERS SIGNING ON BEHALF OF THE COMPANY, ARE BEING FILED OR WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                 EXHIBIT INDEX


 *1(a)        Form of Underwriting Agreement for General and Refunding Bonds.

 *1(b)        Form of Underwriting Agreement for Debentures.

 *1(c)        Form of Underwriting Agreement for Common Stock.

 *1(d)        Form of Underwriting Agreement for Preferred Stock.

  3(a)        Restated Certificate of Incorporation of the Company dated November 11, 1993 (filed as an Exhibit to the Company's
              Form 10-K for the Year Ended December 31, 1993 and incorporated herein by reference).

 *3(b)        Proposed form of Certificate of Amendment of the Restated Certificate of Incorporation of the Company for the New
              Preferred Stock.

  4(a)        General and Refunding Indenture dated as of June 1, 1975 (G&R Indenture), and First through Twenty-first supplements thereto (filed as an Exhibit to the Company's Form 10-K for the Year Ended December 31, 1987), Twenty-second supplement (filed as an Exhibit to the Company's Form 10-K for the Year Ended December 31, 1990), Twenty-third supplement and Twenty-fourth supplement (filed as Exhibits to the Company's Form 10-K for the Year Ended December 31,
              1991), and Twenty-fifth supplement and Twenty-sixth supplement (filed as Exhibits to the Company's Form 10-K for the
              Year ended December 31, 1992), all of which are incorporated herein by reference, as follows:

                     G&R Indenture dated as of June 1, 1975.

                     First Supplemental Indenture to G&R Indenture dated as of June 1, 1975.

                     Second Supplemental Indenture to G&R Indenture dated as of September 1, 1975.

                     Third Supplemental Indenture to G&R Indenture dated as of June 1, 1976.

                     Fourth Supplemental Indenture to G&R Indenture dated as of December 1, 1976.

                     Fifth Supplemental Indenture to G&R Indenture dated as of May 1, 1977.

- ----------------------------------
     *Filed herewith.

                     Sixth Supplemental Indenture to G&R Indenture dated as of April 1, 1978.

                     Seventh Supplemental Indenture to G&R Indenture dated as of March 1, 1979.

                     Eighth Supplemental Indenture to G&R Indenture dated as of February 1, 1980.

                     Ninth Supplemental Indenture to G&R Indenture dated as of March 1, 1981.

                     Tenth Supplemental Indenture to G&R Indenture dated as of July 1, 1981.

                     Eleventh Supplemental Indenture to G&R Indenture dated as of July 1, 1981.

                     Twelfth Supplemental Indenture to G&R Indenture dated as of December 1, 1981.

                     Thirteenth Supplemental Indenture to G&R Indenture  dated as of December 1, 1981.

                     Fourteenth Supplemental Indenture to G&R Indenture dated as of June 1, 1982.

                     Fifteenth Supplemental Indenture to G&R Indenture dated as of October 1, 1982.

                     Sixteenth Supplemental Indenture to G&R Indenture dated as of April 1, 1983.

                     Seventeenth Supplemental Indenture to G&R Indenture dated as of May 1, 1983.

                     Eighteenth Supplemental Indenture to G&R Indenture dated as of September 1, 1984.

                     Nineteenth Supplemental Indenture to G&R Indenture dated as of October 1, 1984.

                     Twentieth Supplemental Indenture to G&R Indenture dated as of June 1, 1985.

                     Twenty-first Supplemental Indenture to G&R Indenture dated as of April 1, 1986.

                     Twenty-second Supplemental Indenture to G&R Indenture dated as of February 1, 1991.

                     Twenty-third Supplemental Indenture to G&R Indenture dated as of May 1, 1991.

                     Twenty-fourth Supplemental Indenture to G&R Indenture dated as of July 1, 1991.

                     Twenty-fifth Supplemental Indenture to G&R Indenture dated as of May 1, 1992.

                     Twenty-sixth Supplemental Indenture to G&R Indenture dated as of July 1, 1992.

                    *Form of Supplemental Indenture to G&R Indenture.

  4(b)        Indenture of Mortgage and Deed of Trust dated as of September 1, 1951 (Indenture of Mortgage) and First through Forty-
              fourth Supplements (filed as an Exhibit to the Company's Form 10-K for the Year Ended December 31, 1987) and Forty-
              fifth through Forty-seventh Supplements (filed as an Exhibit to the Company's Form 10-K for the Year Ended December
              31, 1991) and Forty-eighth through Forty-ninth Supplements (filed as an Exhibit to the Company's Form 10-K for the
              Year Ended December 31, 1992), all of which are incorporated herein by reference, as follows:

                     Indenture of Mortgage dated as of September 1, 1951.

                     First Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1951.

                     Second Supplemental Indenture to the Indenture of Mortgage dated as of October 1, 1952.

                     Third Supplemental Indenture to the Indenture of Mortgage dated as of September 1, 1953.

                     Fourth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1954.

                     Fifth Supplemental Indenture to the Indenture of Mortgage dated as of November 1, 1955.

                     Sixth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1956.

                     Seventh Supplemental Indenture to the Indenture of Mortgage dated as of May 1, 1958.

                     Eighth Supplemental Indenture to the Indenture of Mortgage dated as of July 1, 1959.

                     Ninth Supplemental Indenture to the Indenture of Mortgage dated as of August 1, 1961.

                     Tenth Supplemental Indenture to the Indenture of Mortgage dated as of April 1, 1963.





- ----------------------------------
     *Filed herewith.

                     Eleventh Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1964.

                     Twelfth Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1965.

                     Thirteenth Supplemental Indenture to the Indenture of Mortgage dated as of March 1, 1966.

                     Fourteenth Supplemental Indenture to the Indenture of Mortgage dated as of April 1, 1967.

                     Fifteenth Supplemental Indenture to the Indenture of Mortgage dated as of September 1, 1969.

                     Sixteenth Supplemental Indenture to the Indenture of Mortgage dated as of September 1, 1970.

                     Seventeenth Supplemental Indenture to the Indenture of Mortgage dated as of April 1, 1971.

                     Eighteenth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1971.

                     Nineteenth Supplemental Indenture to the Indenture of Mortgage dated as of September 1, 1972.

                     Twentieth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1973.

                     Twenty-first Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1974.

                     Twenty-second Supplemental Indenture to the Indenture of Mortgage dated as of November 1, 1974.

                     Twenty-third Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1975.

                     Twenty-fourth Supplemental Indenture to the Indenture of Mortgage dated as of September 1, 1975.

                     Twenty-fifth Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1976.

                     Twenty-sixth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1976.

                     Twenty-seventh Supplemental Indenture to the Indenture of Mortgage dated as of May 1, 1977.

                     Twenty-eighth Supplemental Indenture to the Indenture of Mortgage dated as of April 1, 1978.

                     Twenty-ninth Supplemental Indenture to the Indenture of Mortgage dated as of March 1, 1979.

                     Thirtieth Supplemental Indenture to the Indenture of Mortgage dated as of February 1, 1980.

                     Thirty-first Supplemental Indenture to the Indenture of Mortgage dated as of March 1, 1981.

                     Thirty-second Supplemental Indenture to the Indenture of Mortgage dated as of July 1, 1981.

                     Thirty-third Supplemental Indenture to the Indenture of Mortgage dated as of July 1, 1981.

                     Thirty-fourth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1981.

                     Thirty-fifth Supplemental Indenture to the Indenture of Mortgage dated as of December 1, 1981.

                     Thirty-sixth Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1982.

                     Thirty-seventh Supplemental Indenture to the Indenture of Mortgage dated as of October 1, 1982.

                     Thirty-eighth Supplemental Indenture to the Indenture of Mortgage dated as of April 1, 1983.

                     Thirty-ninth Supplemental Indenture to the Indenture of Mortgage dated as of May 1, 1983.

                     Fortieth Supplemental Indenture to the Indenture of Mortgage dated as of February 29, 1984.

                     Forty-first Supplemental Indenture to the Indenture of Mortgage dated as of September 1, 1984.

                     Forty-second Supplemental Indenture to the Indenture of Mortgage dated as of October 1, 1984.

                     Forty-third Supplemental Indenture to the Indenture of Mortgage dated as of June 1, 1985.

                     Forty-fourth Supplemental Indenture to the Indenture of Mortgage dated as of April 1, 1986.

                     Forty-fifth Supplemental Indenture to the Indenture of Mortgage dated as of February 1, 1991.

                     Forty-sixth Supplemental Indenture to the Indenture of Mortgage dated as of May 1, 1991.

                     Forty-seventh Supplemental Indenture to the Indenture of Mortgage dated as of July 1, 1991.

                     Forty-eighth Supplemental Indenture to the Indenture of Mortgage dated as of May 1, 1992.

                     Forty-ninth Supplemental Indenture to the Indenture of Mortgage dated as of July 1, 1992.

                 *Form of Supplemental Indenture to the Indenture of Mortgage (included as an Exhibit to and filed with 4(a)).

  4(c)        Debenture Indenture dated as of November 1, 1986 by and between Long Island Lighting Company and The Connecticut Bank
              and Trust Company, National Association, as Trustee, and First Supplement (filed as an Exhibit to the Company's Form
              10-K for the Year Ended December 31, 1986), Second through Third Supplements (filed as an Exhibit to the Company's
              Form 10-K for the Year Ended December 31, 1989), Fourth through Fifth Supplements (filed as an Exhibit to the
              Company's Form 10-K for the Year Ended December 31, 1992), and Sixth through Seventh Supplements (filed as an Exhibit to the Company's Form 10-K for the Year Ended December 31, 1993), all of which are incorporated herein by reference, as follows:

                     First Supplemental Indenture dated as of November 1, 1986.

                     Second Supplemental Indenture dated as of April 1, 1989.

                     Third Supplemental Indenture dated as of July 1, 1989.

                     Fourth Supplemental Indenture dated as of July 1, 1992.

                     Fifth Supplemental Indenture dated as of November 1, 1992.

                     Sixth Supplemental Indenture dated as of June 1, 1993.

                     Seventh Supplemental Indenture dated as of July 1, 1993.

              *Form of Supplemental Indenture to Debenture Indenture.

  4(d)        Debenture Indenture dated as of November 1, 1992 by and between Long Island Lighting Company and Chemical Bank, as
              Trustee, and First through Fourth Supplements (filed as Exhibits to the Company's Form 10-K for the Year Ended
              December 31, 1992), all of which are incorporated herein by reference, as follows:

                     First Supplemental Indenture dated as of January 1, 1993.





- ----------------------------------
     *Filed herewith.

                     Second Supplemental Indenture dated as of March 1, 1993.

                     Third Supplemental Indenture dated as of March 1, 1993.

                     Fourth Supplemental Indenture dated as of March 1, 1993.

                    *Form of Supplemental Indenture to Debenture Indenture (included as an Exhibit to and filed  with 4(c)).

 *5           Opinion of Robert J. Grey, Esq., General Counsel of the Company, with respect to the legality of the securities being registered.

*12(a)        Computation of Ratio of Earnings to Fixed Charges.

*12(b)        Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

*12(c)        Computation of Interest Coverage computed pursuant to the Company's General and Refunding Indenture.

*23           Consent of Ernst & Young, Independent Auditors.

*24(a)        Powers of Attorney executed by certain Directors and Officers of the Company.

*24(b)        Certificate as to Corporate Power of Attorney.

*24(c)        Certified copy of Resolutions of Board of Directors authorizing signature pursuant to Power of Attorney.

 24(d)        Certified copy of Resolutions of Board of Directors authorizing signature pursuant to Power of Attorney (filed as an
              Exhibit to the Company's Registration Statement on Form S-3 (File No. 33-60744) and incorporated herein by reference).

 24(e)        Certified copy of Resolutions of Board of Directors authorizing signature pursuant to Power of Attorney (filed as an
              Exhibit to the Company's Registration Statement on Form S-3 (File No. 33-45834) and incorporated herein by reference).

*25(a)        Form T-1 with respect to General and Refunding Bonds with United States Trust Company of New York, as Trustee.

*25(b)        Form T-1 with respect to Debentures with State Street Bank and Trust Company, as Trustee.

*25(c)        Form T-1 with respect to Debentures with Chemical Bank, as Trustee.





- ----------------------------------
     *Filed herewith.